Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169731

August 6, 2012

Celgene Corporation

Pricing Term Sheet

August 6, 2012

1.900% Senior Notes due 2017

3.250% Senior Notes due 2022

Issuer:	Celgene Corporation

Expected Ratings (Moody’s / S&P)*:	Baa2/BBB+

Type of Transaction:	SEC Registered

Trade Date:	August 6, 2012

Expected Settlement Date:	August 9, 2012 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Title:	1.900% Senior Notes due 2017 3.250% Senior Notes due 2022

Size:	2017 Notes: $500,000,000 2022 Notes: $1,000,000,000

Maturity Date:	2017 Notes: August 15, 2017 2022 Notes: August 15, 2022

Coupon (Interest Rate):	2017 Notes: 1.900% per annum 2022 Notes: 3.250% per annum

Price to Public:	2017 Notes: 99.786% 2022 Notes: 99.949%

Yield to Maturity:	2017 Notes: 1.945% 2022 Notes: 3.256%

Spread to Benchmark Treasury:	2017 Notes: + 130 basis points 2022 Notes: + 170 basis points

Benchmark Treasury:	2017 Notes: 0.500% due July 31, 2017 2022 Notes: 1.750% due May 15, 2022

Benchmark Treasury Yield:	2017 Notes: 0.645% 2022 Notes: 1.556%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Optional Redemption	2017 Notes: T + 20 basis points at any time 2022 Notes: T + 25 basis points at any time

CUSIP / ISIN:	2017 Notes: 151020 AG9 / US151020AG90 2022 Notes: 151020 AH7 / US151020AH73

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Celgene Corporation on August 6, 2012 relating to its prospectus dated October 4, 2010.

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